Exhibit 99.3

RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS[1,2]
	For the three months ended		For the six months ended		For the year ended
	April 30, 2018	January 31, 2018	April 30, 2018	April 30, 2017	October 31, 2017
Return on Assets – reported[3]	0.92%	0.72%	0.82%	0.82%	0.84%
Return on Assets – adjusted[4]	0.97	0.91	0.94	0.83	0.85
Dividend Payout Ratio – reported[5]	43.4	48.4	45.6	43.7	42.6
Dividend Payout Ratio – adjusted[6]	41.3	38.4	39.9	43.0	42.3
Equity to Asset Ratio[7]	5.9	5.9	5.9	6.1	6.1
1	Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2	TD Bank Group ("TD" or the "Bank") financial results prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Refer to the "How We Performed" section in the Bank's second quarter 2018 Report to Shareholders (www.td.com/investor) for further explanation, reported basis results, a list of the items of note, and a reconciliation of non-GAAP measures.
3	Calculated as reported net income available to common shareholders and non-controlling interests (NCI) in subsidiaries divided by average total assets.
4	Calculated as adjusted net income available to common shareholders and NCI in subsidiaries divided by average total assets.
5	Calculated as dividends declared per common share divided by reported basic earnings per share.
6	Calculated as dividends declared per common share divided by adjusted basic earnings per share.
7	Calculated as average total equity (including NCI in subsidiaries) divided by average total assets.